Paul D. Chestovich Direct Dial: (612) 672-8305 Direct Fax: (612) 642-8305 paul.chestovich@maslon.com

March 7, 2014

Via EDGAR and Federal Express

Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:
GWG Holdings, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2012
(filed April 1, 2013)
Form 10-Q for the Quarterly Period Ended September 30, 2013
(filed October 30, 2013)
File No. 333-174887

Dear Mr. Rosenberg:

This letter responds on behalf of the Company to your comment letter dated February 13, 2014 with respect to above-referenced filings made by the Company with the Commission.  To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses.

Form 10-Q for the Quarterly Period ended September 30, 2013
Notes to Condensed Consolidated Financial Statements
(1) Nature of business and summary of significant accounting policies, page 8

1.
Please refer to prior comment 2. We continue to have difficulty in understanding the basis for your accounting treatment for the Purchase and Sale Agreement with Athena Securities Limited dated June 28, 2013, particularly for recognizing the “non-cash gain on the transaction” of $3,252,000 in fiscal 2013. Please describe for us the rights, obligations, deliverables, and separate units of accounting under this agreement including their accounting treatment, the consideration provided and to be provided to/by you and your basis for allocating consideration to each unit of accounting. In this regard, explain your basis for concluding that all of the gain of $3,252,000 should be recognized in 2013 and none recognized in future periods. Tell us the authoritative literature on which you relied in determining your accounting treatment for this agreement. It appears that you believe the shares of your stock received back from Athena is the consideration to you for terminating the original Purchase and Sale Agreement dated July 11, 2011.  If that is the case, provide us your analysis supporting that belief including how you reached that conclusion in view of the various rights and obligations in the June 28, 2013 agreement. Also, explain to us your basis for classifying this gain within revenue.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission

March 7, 2014

RESPONSE: Accounting for the original exchange of equity shares via the Purchase and Sale Agreement dated July 11, 2011 – ASC 845 identifies three types of nonmonetary transactions.  This Purchase and Sale Agreement (the “Agreement”) contains nonmonetary exchanges.  Specifically equity is exchanged along with obligations to perform specific functions and develop certain objectives.  The general rule is that the accounting for nonmonetary transactions is based on the fair values of the assets involved.

Based on the accounting guidance referenced above, the Company based the value of the exchange of assets related to the Agreement on the value of the Company’s shares of common stock plus cash consideration.

In 2011, the period during which the Agreement was executed, the Company recorded an asset in the amount of $3,600,000 reflecting the consideration received in exchange for the issuance of 989,000 shares at a fair value of $3.64 per share.  This exchange of shares established certain rights and responsibilities, principally related to the distribution of certain publicly-registered debt securities in European capital markets.  Shortly after the execution of the Agreement, due to changes in the regulatory environment in those capital markets concerning the life settlements industry, it became evident that the counterparty to the Agreement would not be able to satisfy its obligations under the Agreement.  Because the proposed offering of the debt securities was to occur more than 90 days subsequent to the date of the Agreement, the Company believes it was appropriate to expense the amount calculated as the fair value of the consideration in the exchange upon its determination that the distribution plan could not be executed.  As a result, this amount was reflected in Investment Banking Services Expense during 2011.

The unit of accounting for this transaction was the per share fair value of the common stock of the Company.  The Company issued common stock equal to 9.9% of the its outstanding shares in exchange for 9.9% of the outstanding shares in Athena Structured Funds PLC.  According to ASC 505-50, the Company valued the share-based payment transaction with Athena at the fair value of the Company’s common stock issued in the transaction as it was the most reliable measurable form of consideration in this exchange.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission

March 7, 2014

As noted above, the Company reduced its investment in the counterparty to $4,973, the amount of cash paid for par value, through a charge to Investment Banking Services Expense.  As a result, the Company terminated the transaction via the Purchase and Sale Agreement dated June 28, 2013.

Accounting for the termination of the Agreement via the Purchase and Sale Agreement dated June 28, 2013 – This transaction was recorded using the fair value of $3.76 per share for the 865,000 shares of the Company’s common stock that Athena returned to us in exchange for the Company returning its shares of Athena back to them.  The transaction was recorded as follows:

Dr. (Cr.)
Additional Paid-in Capital	$3,251,535
Common Stock	$865
Investment – Athena	$(4,973)
Other Income	$(3,247,427)

Because the Company reduced the value of the original investment in Athena to zero, charging the amount to Investment Banking Services Expense in 2011 and, because the Company had no similar investment banking services expense line item in 2013, at the time of securing the return of the Company’s shares originally issued to Athena, the Company credited the amount related to the termination of the Agreement to Other Income.  It included the entire amount of the transaction in the current fiscal year because there were no future benefits remaining between the parties.

Should you have additional comments or questions, please direct them to the undersigned by telephone at (612) 672-8305, by fax at (612) 642-8305, or by email at paul.chestovich@maslon.com.

             Very truly yours,

             /s/ Paul Chestovich

             Paul D. Chestovich

cc:   Jon Gangelhoff
Jon Sabes
Tim Kosiek